UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd. announced today that Corteva Inc. (NYSE: CTVA) has agreed to make an investment in Evogene’s agriculture biologicals subsidiary, Lavie Bio Ltd., which will include the exchange of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences for Lavie Bio shares and an equity investment in the amount of $10 million. Upon consummation of the foregoing transactions, Corteva will be issued 28% of Lavie Bio’s equity while Evogene will hold 72% of Lavie Bio’s equity. As part of the foregoing transaction, the parties will enter into certain commercial arrangement, including with respect to the commercialization by Corteva of Lavie Bio’s products, mainly in corn and soybean. Consummation of the foregoing transaction is expected by the end of this quarter.

Attached hereto and incorporated by reference herein is the following exhibit:
99.1	Press Release: Corteva Agriscience to Invest in Evogene’s Agriculture Biologicals Subsidiary, Lavie Bio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2019	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Corteva Agriscience to Invest in Evogene’s Agriculture Biologicals Subsidiary, Lavie Bio.